Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES FINDINGS BY ITS SUBSIDIARY, PLAZA CENTERS,
WITH RESPECT TO CERTAIN AGREEMENTS EXECUTED IN THE PAST

Tel Aviv, Israel, March 29, 2016, Elbit Imaging Ltd. ("Company") (TASE, NASDAQ: EMITF) announced today, that Plaza Centers N.V. ("Plaza") (LSE:PLAZ) an indirect subsidiary of the Company, has announced that its Board has become aware of certain issues with respect to certain agreements that were executed in the past by Plaza in connection with the Casa Radio Project in Romania. In order to address this matter, Plaza's Board has appointed the chairman of Plaza's Audit Committee to investigate the matters internally. Plaza's Board has also appointed independent law firms to perform an independent review of the issues raised.

Plaza has approached and is co-operating fully with the relevant Romanian Authorities regarding the matters that have come to its attention in this respect and it has submitted its findings to the Romanian Authorities. As the investigation of this matter is ongoing Plaza in unable to comment on any details related to this matter.

Following Plaza's report to the Company, the Company's audit committee has decided to appoint a special committee to examine the matters raised in Plaza's announcement, including any internal control and reporting issues.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotels - hotels operation and management. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2014, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com